EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
REPORTS VOTING RESULTS AT ANNUAL AND SPECIAL MEETING
CALGARY, ALBERTA – MAY 9, 2016 – FOR IMMEDIATE RELEASE

Canadian Natural held its Annual and Special Meeting of Shareholders on May 5, 2016. The result of the vote by shareholders for each resolution is reported below.

1.	The election of the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed.

	Votes For	Votes Withheld
Catherine M. Best	778,147,535 91.68%	70,660,038 8.32%
N. Murray Edwards	836,606,047 98.56%	12,201,582 1.44%
Timothy W. Faithfull	846,791,873 99.76%	2,015,756 0.24%
Honourable Gary A. Filmon	846,723,836 99.75%	2,083,793 0.25%
Christopher L. Fong	847,598,928 99.86%	1,208,701 0.14%
Ambassador Gordon D. Giffin	822,109,636 96.85%	26,697,993 3.15%
Wilfred A. Gobert	830,510,783 97.84%	18,296,798 2.16%
Steve W. Laut	843,512,219 99.38%	5,295,410 0.62%
Honourable Frank J. McKenna	830,169,551 97.80%	18,638,078 2.20%
David A. Tuer	842,304,260 99.23%	6,503,369 0.77%
Annette M. Verschuren	828,738,831 97.64%	20,068,798 2.36%

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

		Votes For	Votes Withheld
2.	The appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration.	849,472,799 98.46%	13,289,114 1.54%

		Votes For	Votes Against
3.	An ordinary resolution approving all unallocated stock options pursuant to the Amended, Compiled and Restated Employee Stock Option Plan of the Corporation	614,446,951 72.39%	234,360,638 27.61%

4.
A special resolution approving a plan of arrangement under section 193 of the Business Corporations Act (Alberta)
in respect of a return of capital to Shareholders of the Corporation, which will be made through the distribution of PrairieSky
Royalty Ltd. common shares
		846,815,671 99.77%	1,991,957 0.23%

5.	The Corporation’s approach to executive compensation.	745,680,738 87.85%	103,126,851 12.15%

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.
For further information, please contact:
CANADIAN NATURAL RESOURCES LIMITED
2100, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer and Senior Vice-President, Finance MARK A. STAINTHORPE Director, Treasury and Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange